SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G
                 Under The Securities Exchange Act of 1934

                             (Amendment No.1 )


                           Crystal Oil Co, (La)
        ____________________________________________________________
                             (Name Of Issuer)
                            Common Par .01 New
        ____________________________________________________________
                       (Title of Class of Securites)

                                 229385702
                      ______________________________
                              (Cusip Number)


     Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person :
     (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see rule13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on the following page(s))
                       Page 1 of  6 Pages

SEC 1745   (9-82)

CUSIP No.  229385701                 13G           Page 2 of 6 Pages

Crystal Oil Co.

1 NAME OF REPORTING PERSON
  S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE  PERSON.
  Chemical Banking Corporation       - CBC
  Texas Commerce Bank                - TCB
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (A)
                                     (B)
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
  Chemical Banking Corporation     - CBC
  Texas Commerce Bank              - TCB

NUMBER OF SHARES        5  SOLE VOTING POWER
                           CBC     - 81,738
                           TCB     - 81.738

BENEFICIALLY OWNED BY   6 SHARED VOTING POWER
                           CBC    - 323,868
                           TCB    - 323,868

EACH REPORTING PERSON   7 SOLE DISPOSITIVE POWER
                           CBC    - None
                           TCB    - None

WITH                    8 SHARED DISPOSITIVE POWER
                           CBC  - 323,868
                           TCB  - 323,868

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           CBC  - 405,606
                           TCB  - 405,606

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                           CBC - 13.281 %
                           TCB - 13.281 %

12 TYPE OF PERSON REPORTING*
                           CBC - HC
                           TCB - BK

                    * SEE INSTRUCTION BEFORE FILLING OUT!

                            Crystal Oil Co

                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                          Schedule 13G Under
                  The Securities Exchange Act of 1934

                           (Amendment No 1  )


Item 1(a). Name of Issuer:            Crystal Oil Co., (La)

Item 1(b).Address of Issuer:          229 Milan Street,
                                      P.O.Box 21101
                                      Shreveport, La 71120

        Principal Executive Officer:  J.N. Averett, Jr. Pres.

Item 2(a).
        Name of Person Filing:    This notice is filed by CHEMICAL BANKING
CORPORATION (CBC) and its wholly owned subsidiary, Texas Commerce Bank (TC).


Item 2(b).
       Address of Principal Business   CBC:  270 Park Avenue
                                    Office:  New York, NY 10017
                                       TCB:  P.O.Box 2558
                                             Houston, Tx. 77252
Item 2(c).
       Citizenship:                    CBC - Delaware
                                       TCB - Texas

Item 2(d).
       Title of Class of Securities:   Common Par $.01 New

Item 2(e).
       CUSIP Number:  229385702

Crystal Oil Co

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [   ] Broker or dealer registered under Section 15 of the Act.

          (b) [ X ] Bank as defined in Section 3(a)(6) of the Act.

          (c) [   ] Insurance Company as defined in Section 3(a)(19) of the Act.

          (d) [   ] Investment Company registered under Section 8 of the
                    Investment Company Act.

          (e) [   ] Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940.

          (f) [   ] Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund
                    [see Section 240.13d-1(b)(1)(ii)(F)].

          (g) [ X ] Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G).

          (h) [   ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

          (a)  Amount Beneficially Owned:   CBC - 405,606
                                             TC - 405,606
          (b)  Percent of Class:            CBC - 13.281 %
                                             TC - 13.281 %
          (c)  Number of shares as to which such person has:

               (i)     Sole power to vote or to direct the vote:
                                       CBC - 81,738
                                       TCB - 81,738
              (ii)     Shared power to vote or to direct the vote:
                                       CBC  - 323,868
                                       TCB - 323,868

                                 Crystal Oil Co


             (iii)     Sole power to dispose or to direct the disposition of:
                       None

              (iv) Shared power to dispose or to direct the disposition of:
                                            CBC - 323,868
                                            TCB - 323,868


Item 5.   Ownership of Five Percent or Less of a Class:
          Not Applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

      The beneficial interest reported has been acquired through fiduciary relationships. Beneficial ownership of portions of the shares reported is shared with unaffiliated persons, none of whose beneficial ownership in the subject shares exceeds five percent of the issuers outstanding shares.

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

      Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CBC and its subsidiary, TCB. In lieu of attaching an exhibit hereto, the identity of TCB is as set forth on the cover page hereof. TCB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.   Identification and Classification of Members of this Group:

          Not applicable.

Item 9.   Notice of Dissolution of Group:

          Not applicable.

                              Crystal Oil Co.


Item 10.  Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    February 7 1996


 TEXAS COMMERCE BANK               CHEMICAL BANKING CORPORATION

  /s/Allan Nemethy                      /s/John B. Wynne
   Allan Nemethy                           John B. Wynne
   Trust Officer of                      Corporate Secretary
   Chemical Bank